Moody's Maintains Ecopetrol's Global Credit Rating at Ba1 with a Stable Outlook

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company” or “Ecopetrol”) informs that, on February 24, 2025, Moody's reported the results of its periodic review of the Company's rating, maintaining its global credit rating at Ba1 with a stable outlook. Similarly, the individual rating remains at b1.

Moody's noted that the global rating of 'Ba1' reflects the Company's status as the main producer of oil and gas in Colombia, with approximately 60% of the country's production, as well as its significant energy transmission business in Colombia and other Latin American countries, and a solid and stable cash flow in its subsidiaries Interconexión Eléctrica S.A. E.S.P. and Cenit SAS.

The rating agency highlighted the increase in production and the reduction of the balance of the Fuel Price Stabilization Fund (FEPC), which supports the Company's liquidity, and mentioned that Moody’s expects that Ecopetrol's financial obligations will continue to be supported by access to global and Colombian capital markets, and government support.

Bogota D.C., February 26, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co